UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:    ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of the Company

Atento S.A. (the “Company”) held its 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) and Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”, and together with the Annual Meeting, the “Meetings”) on July 28, 2020 at the office of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. A total of 57,285,168 of the Company’s ordinary shares, representing approximately 80.91% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Meetings.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

•

Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019, with 57,269,269 votes in favor, 7,356 votes against and 8,543 abstentions.

•	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2019, with 57,267,469 votes in favor, 9,156 votes against and 8,543 abstentions.

•	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019, with 57,269,269 votes in favor, 7,356 votes against and 8,543 abstentions.

•	Allocation of the results for the financial year 2019, with 57,270,294 votes in favor, 7,356 votes against and 7,518 abstentions.

•

Approval of the amendment of the existing 2014 omnibus incentive plan of the Company to increase the number of shares of the Company authorized to be issued and/or allocated thereunder, with 55,990,712 votes in favor, 1,286,908 votes against and 7,548 abstentions.

•

Confirmation of the appointment of Mr. John Madden as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of Charles Megaw as Class III director of the Company, with 57,120,143 votes in favor, 155,681 votes against and 9,344 abstentions.

•

Confirmation of the appointment of Mr. Roberto Rittes de Oliveira Silva as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of David Danon as Class III director of the Company, with 57,120,043 votes in favor, 155,781 votes against and 9,344 abstentions.

•

Confirmation of the appointment of Mr. Antenor Camargo as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Stuart Gent as Class II director of the Company, with 57,120,243 votes in favor, 155,581 votes against and 9,344 abstentions.

•

Confirmation of the appointment of Mr. Oliver Feix as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Vishal Jugdeb as Class II director of the Company, with 57,120,244 votes in favor, 155,581 votes against and 9,343 abstentions.

•

Discharge of liabilities granted to the directors of the Company and the independent auditor in respect of the financial year 2019, with 57,213,461 votes in favor, 70,107 votes against and 1,600 abstentions.

•	Approval of the interim Board of Directors report and interim balance sheet of the Company as of June 30, 2020, with 57,271,762 votes in favor, 6,141 votes against and 7,265 abstentions.

•

Discharge of liabilities granted to the directors of the Company for the exercise of their mandate for the interim period running between January 1, 2020 and July 28, 2020, with 57,222,361 votes in favor, 61,207 votes against and 1,600 abstentions.

•	Renewal of the mandate of the independent auditor of the Company, with 57,269,787 votes in favor, 13,681 votes against and 1,700 abstentions.

•

Approval of fees and remuneration to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in respect of the financial year which will end on December 31, 2020 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 57,261,132 votes in favor, 10,063 votes against and 13,973 abstentions.

•

Confirmation of the duration of the mandate of Mr. Carlos Lopez-Abadia as Class II director until the annual general meeting of shareholders to be held in 2022, with respect to his appointment resolved by the annual general meeting held on May 31, 2019, with 57,123,235 votes in favor, 153,690 votes against and 8,243 abstentions.

•

Confirmation of the duration of the mandate of Mr. Antonio Viana as Class III director until the annual general meeting of shareholders held in 2020, with respect to his appointment resolved by the annual general meeting held on May 31, 2019, and renewal of his mandate until the annual general meeting to be held in 2023, with 57,187,799 votes in favor, 89,126 votes against and 8,243 abstentions.

•

Delegation of powers to any director of the Company, acting individually and with full power of substitution, to rectify the publication made with the Luxembourg electronic gazette of companies and associations (Recueil électronique des sociétés et associations) with respect to the duration of the mandate of Mr. Antonio Viana, as director, as well as to proceed with the publication of the renewal of the mandate of Mr. Antonio Viana, as Class III director as mentioned above and the appointments as mentioned above, with 57,268,612 votes in favor, 8,013 votes against and 8,543 abstentions.

The Company’s shareholders approved the item submitted for approval at the Extraordinary Meeting, as follows:

•

Approval of the conversion of seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequent related amendment of article 5.1 of the articles of association of the Company, with 57,246,563 votes in favor, 35,425 votes against and 3,180 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Carlos López-Abadía
Carlos López-Abadía
Chief Executive Officer

Date: July 28, 2020